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Alan F. Denenberg
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com
January 18, 2022
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd
Registration Statement on Form S-1
Filed January 3, 2022
File No. 333-261982
Ladies and Gentlemen:
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 7, 2022 (the “Comment Letter”) relating to the registration statement on Form S-1 of the Company, filed on January 3, 2022 (the “Registration Statement”). The Company is concurrently filing a revised registration statement on Form S-1 (the “Revised Registration Statement”), including changes in response to the Staff’s comments and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Registration Statement that have been marked to show changes from the Registration Statement and three copies of the refiled exhibits referenced below.
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We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comments, as set forth in the Comment Letter, together with the Company’s responses. Page references in the Company’s responses are to the Revised Registration Statement.

Registration Statement on Form S-1
Exhibits
1.    We note that Exhibit 10.17 contains a reference to an Exhibit E which does not appear in the filing. Please refile your exhibit with the omitted Exhibit E.
Response: In response to the Staff’s comment, the Company has refiled the warrant listed as Exhibit 10.17 with the Exhibit E to such warrant.
2.    We note that counsel's opinion as to Sales Shares having been duly authorized, legally issued, fully paid, and non-assessable appears limited by the proviso, "Based solely of our inspection of the Register of Members." Please request counsel to separate or otherwise revise paragraph 3.2 of Exhibit 5.1 so that the foregoing opinion is not thus limited.
Response: In response to the Staff’s comment, Maples & Calder (Cayman) LLP has revised paragraphs 2.9 and 3.2 of its Exhibit 5.1 legal opinion, which the Company has refiled as an exhibit to the Revised Registration Statement.
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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg
Via EDGAR and courier

cc:	William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)
Jason Bassetti (Davis Polk & Wardwell LLP)
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